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                                                                    Exhibit c(3)

CC DISPOSITION SUMMARY - CONFIDENTIAL
PREPARED FOR THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
NOVEMBER 9, 2003

BACKGROUND

The Company was approached by Alloy, Inc. on Monday, October 27, 2003 as to whether or not it would be willing to enter into negotiations to discuss the sale of SA's CollegeClub business. Since that date, the Company has reached tentative agreement to sell specific assets of the CollegeClub business to Alloy. The following is a synopsis of salient deal terms:

-     Deal Structure:

      - Asset disposition (certain IP, customer and content provider contracts)

-     Consideration:

      -     $520,000 in cash at Closing

      - The assumption of hosting liabilities and legal fees totaling $280,000 related to both the pre and post Closing periods. Note that $65,000 of such amount is for hosting fees incurred through October 31, 2003. The remainder of the hosting fees portion of $130,000 is being paid to SA in lieu of the Buyer assuming SA's hosting contract. (no other financial liabilities are being assumed by the Buyer)

      - Earnout ranging from $0 to $600,000 based on revenue earned by the CollegeClub Business from November 1, 2003 through February 28, 2004. Approximately 50% of this Earnout may be paid at Closing

-     Services:

      - SA will be required to continue to employ the existing workforce servicing the CollegeClub business through February 28, 2004.

      - SA will be required to maintain the existing CollegeClub business on a basis consistent with past practice through February 28, 2004.

      - SA estimates the cost of providing such services to be approximately $550,000

-     Employee matters:

      - Alloy has indicated that they will not hire any employees of the CollegeClub business. As such, SA will be required to bear severance costs and any vacation payouts related to such employees. In addition, SA is anticipating the need to create a retention program to ensure SA can meet the service obligations of the Transaction. This cost is estimated to be approximately $100,000. As Alloy has agreed to pay SA an additional $100,000 as part of the services agreement, this cost is effectively covered.

-     Timing:

      -     Closing is expected to take place the week of November 10, 2003

-     Summary

      - Since the entire upfront cash payment ($520K) is offset by the cost required to manage the site throughout the four-month transition period, the net consideration received by Student Advantage is nearly all in the earnout. Based on the revenue plan and expectations for the site, we expect the earnout to generate between $400,000 and $500,000 in proceeds for the company.